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File No. 040981-0037

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Esq., Legal Branch Chief

Mary Beth Breslin, Esq., Senior Attorney

Ruairi Regan, Esq.

Brian Cascio, Accounting Branch Chief

Jong Hwang

Re:	Avago Technologies Limited

Registration Statement on Form S-1

File No. 333-153127

Ladies and Gentlemen:

On behalf of Avago Technologies Limited (the “Company”), we are hereby providing an additional response to comment 5 of the July 17, 2009 letter received from the Staff of the Commission (the “Staff”) with respect to the Company’s above referenced Registration Statement on Form S-1. As noted in the Company’s response letter dated July 21, 2009, the Company promised to respond today to the portion of the comment 5 regarding Form S-3 eligibility under separate cover.

The Company hereby advises the Staff that it does not plan to rely on the reporting history of Avago Technologies Finance Pte. Ltd. (“Avago Finance”) to satisfy the requirements of General Instruction I.A.2 of Form S-3. The Company further advises the Staff that if these plans change and the Company desires to use Avago Finance’s reporting history for establishing Form S-3 eligibility, it will do so only after seeking from the Staff a No-Action letter or similar relief.

We hope this supplemental response to comment 5 is responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643, John J. Huber at (202) 637-2242 or Christopher Kaufman at (650) 463-2606, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	Avago Technologies Limited

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP